UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2017

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Vertical Spin-off (“Mool Juk Bun Hal”) of SK Broadband’s T-Commerce Business

On August 17, 2017, the Board of Directors of SK Broadband Co., Ltd. (the “SK Broadband”), a wholly-owned subsidiary of SK Telecom Co., Ltd., resolved to spin off SK Broadband’s T-commerce business.

1. Subsidiary Company			SK Broadband Co., Ltd.

2. Spin-off Method	SK Broadband intends to incorporate a new company
(the “Spun-Off Company”) through a spin-off of SK
Broadband’s T-commerce business under Articles 530-2
through 530-12 of the Commercial Code of Korea,
pursuant to which the Spun-Off Company will become a
			wholly-owned subsidiary of SK Broadband.

3. Purpose of Spin-off	- To enhance the level of specialization and strengthen
management efficiency by separating out the businesses.

- To establish decision-making systems and performance
evaluation systems suitable to the two differing
businesses.

- To enhance the ability of each business to quickly
respond to changes in the market and regulatory
environment as well as concentrate investments in core
businesses to augment global competitiveness.

4. Spin-off Ratio			Not applicable, as the Spun-Off Company will issue 100% of its newly issued shares to SK Broadband.
5. Details of Business and Assets to be Transferred subsequent to Spin-off			Any assets/liabilities, rights/obligations or other items of value of the T-commerce business

6. Surviving Company after Spin-off	Company Name		SK Broadband Co., Ltd.
	Summary Financial Information as of and for the Year ended December 31, 2016 (in millions of KRW)	Total Assets	3,521,126	Total Liabilities	2,374,061
		Total Shareholders’ Equity	1,147,065	Capital Stock	1,492,301
	Sales Amount for the Latest Fiscal Year (Mil. KRW)		2,922,245
	Main Business		Fixed line service, IPTV, high speed internet, etc.

7. Newly Established Company after Spin-off	Company Name		SK On Co., Ltd. (preliminary)
	Summary Financial Information as of and for the Year ended December 31, 2016 (in millions of KRW)	Total Assets	30,199	Total Liabilities	9,822
		Total Shareholders’ Equity	20,377	Capital Stock	15,000
	Sales Amount for the Latest Fiscal Year (Mil. KRW)		20,731
	Main Business		T-Commerce

8. Scheduled Date of Shareholders’ Meeting			August 17, 2017

9. Period for filing objection by the Creditors			August 17, 2017 to September 18, 2017

10. Effective Date of Spin-off			December 1, 2017

11. Scheduled Spin-off Registration Date			December 7, 2017

12. Date of Board Resolution (Decision Date)		August 16, 2017
- Attendance of Outside Directors	Present	4
	Absent	0

11. Other Matters Relating to an Investment Decision

- The summary financial information in Items 6 and 7 above are based on separate financial statements as of December 31, 2016 prepared in accordance with Korean IFRS. Assets and liabilities to be transferred pursuant to the spin-off will be based on such financial statements, and the value of the transferred business may be subsequently adjusted on the date the spin-off takes effect.

- Certain matters relating to the spin-off (including the transfer of documents, data and other materials) will be separately negotiated between SK Broadband and the Spun-Off Company.

- The above schedule and details relating to the spin-off may change based on further negotiation among related parties as well as applicable laws and regulations and is subject to the approval of the general shareholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Sunghyung Lee
(Signature)
Name: Sunghyung Lee
Title: Senior Vice President

Date: August 18, 2017

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